(d)(1)(iv)

March 1, 2017

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement executed on November 18, 2014, between Delaware Investments Fund Advisers (“Delaware”), a sub-adviser to Voya Multi-Manager Emerging Markets Equity Fund (the “Fund”), a series of Voya Mutual Funds (“VMF”), and Voya Investments, LLC (“VIL”), the sub-advisory fee rate payable by VIL to Delaware on behalf of the Fund was reduced on July 1, 2015.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction, if a benefit exists, based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from March 1, 2017 through March 1, 2018.  The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee rate computed based on all sub-advisory fee rates for the Fund prior to July 1, 2015 — the aggregate blended sub-advisory fee rate computed based on all sub-advisory fee rates after the Reduction).

Notwithstanding the foregoing, termination or modification of this letter requires approval of the Board of Trustees of VMF.

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Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

AGREED AND ACCEPTED:
Voya Mutual Funds
(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President